EXHIBIT 99.1

Cardiol Therapeutics Announces At-The-Market Equity Offering Program With Jefferies LLC

TORONTO, Nov. 3, 2026 /CNW/ - Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) ("Cardiol" or the "Company"), a late-stage life sciences company advancing anti-inflammatory and anti-fibrotic therapies for heart disease, is pleased to announce that it has entered into a sales agreement (the "ATM Agreement") with Jefferies LLC (the "Sales Agent") for an at-the-market offering program (the "ATM Program").

The ATM Agreement will allow the Company to offer and sell up to US$75 million of common shares of the Company (the "Offered Shares") under the ATM Program. The Offered Shares may be offered and sold by the Company to the public from time to time, through the Sales Agent. The Offered Shares sold under the ATM Program, if any, will be sold by means of ordinary brokers' transactions on the Nasdaq Capital Market (the "Nasdaq") or any other trading markets for the common shares in the United States at the prevailing market prices at the time of the sale. No Offered Shares will be offered or sold through the Toronto Stock Exchange or otherwise in Canada.

The sale of the Offered Shares through the ATM Program will be made pursuant to a prospectus supplement dated November 3, 2026 (the "Supplement") to the Company's Canadian final base shelf prospectus dated September 15, 2026 (the "Canadian Base Prospectus"), filed in each of the provinces and territories of Canada, and the Company's United States final base shelf prospectus dated September 15, 2026 (the "U.S. Base Prospectus" and together with the Canadian Base Prospectus, the "Base Prospectuses") forming a part of the Company's registration statement on Form F-10 (File No. 333-298852), as amended and effective upon filing on September 16, 2026 (the "Registration Statement", and collectively with the Supplement and Base Prospectuses, the "Offering Documents"), filed in the United States with the United States Securities and Exchange Commission (the "SEC"). As outlined in the Supplement, the Company intends to use the net proceeds of any such sales under the ATM Program to support the development of CardiolRx™ for the treatment of recurrent pericarditis including, subject to the Phase III MAVERIC trial outcomes, supporting a New Drug Application, to support the clinical development of CRD-38 and for general and administrative expenses, working capital and other expenses.

The timing and extent of the use of the ATM Program will be at the discretion of the Company, and the Company has no obligation to sell any shares pursuant to the ATM Program. Accordingly, total gross proceeds from offerings under the ATM Program could be less than US$75 million. The ATM Program will be effective until the earliest of (i) the issuance and sale of all of the Offered Shares issuable pursuant to the ATM Program, (ii) the date that the ATM Program is terminated by Cardiol or the Sales Agent pursuant to the terms of the ATM Agreement, and (iii) the expiry of the Canadian Base Prospectus.

The Offering Documents contain important, detailed information about the ATM Program. The Supplement, accompanying Canadian Base Prospectus and ATM Agreement can be found on SEDAR+ at www.sedarplus.ca. The Supplement, Registration Statement (including the U.S. Base Prospectus) and the ATM Agreement can be found on EDGAR at www.sec.gov. Copies of the Supplement and the accompanying Base Prospectuses may also be obtained from Jefferies LLC, 520 Madison Avenue, New York, New York 10022, Attention: Equity Syndicate Prospectus Department, Phone: (877) 821-7388, Email: prospectus_department@jefferies.com. Prospective investors should read the Supplement and accompanying Base Prospectuses and the other documents the Company has filed before making an investment decision.

The Toronto Stock Exchange has conditionally approved the ATM Program and the Nasdaq has been notified of the ATM Program.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Cardiol Therapeutics

Cardiol Therapeutics Inc. is a late-stage life sciences company focused on advancing the development of anti-inflammatory and anti-fibrotic therapies for heart disease.

Cautionary statement regarding forward-looking information:

This news release contains "forward-looking information" or "forward-looking statements" within the meaning of applicable securities laws (referred to here as "forward-looking information"). All statements, other than statements of historical fact, that address activities, events, or developments that Cardiol believes, expects, or anticipates will, may, could, or might occur in the future are "forward-looking information". Forward looking information contained herein may include, but is not limited to statements regarding the ATM Program, the timing and extent of the use of the ATM Program, that Offered Shares under the ATM Program will be sold on the Nasdaq, when the ATM Program will be effective and the use of proceeds from sales made under the ATM Program. Forward-looking information contained herein reflects the current expectations or beliefs of Cardiol based on information currently available to it and is based on certain assumptions and is also subject to a variety of known and unknown risks and uncertainties and other factors that could cause the actual events or results to differ materially from any future results, performance or achievements expressed or implied by the forward looking information, and are not (and should not be considered to be) guarantees of future performance. These risks and uncertainties and other factors include the risks and uncertainties referred to in the Company's Annual Information Form filed with the Canadian securities administrators and the SEC (as part of its Annual Report on Form 40-F) on March 31, 2026, available on SEDAR+ at sedarplus.ca and EDGAR at sec.gov, respectively, as well as the risks and uncertainties associated with product commercialization and clinical studies, including the timing and outcomes of the Phase III MAVERIC trial and any related regulatory submissions. These assumptions, risks, uncertainties, and other factors should be considered carefully, and investors should not place undue reliance on the forward-looking information, and such information may not be appropriate for other purposes. Any forward-looking information speaks only as of the date of this press release and, except as may be required by applicable securities laws, Cardiol disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events, or results, or otherwise. Investors are cautioned not to rely on this forward-looking information and are encouraged to read the Supplement, the accompanying Base Prospectuses and the documents incorporated by reference therein.

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SOURCE Cardiol Therapeutics Inc.

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%CIK: 0001702123

For further information: For further information, please contact: Investor.relations@cardiolrx.com

CO: Cardiol Therapeutics Inc.

CNW 17:00e 03-NOV-26